SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

INVITATION.	3
CALL NOTICE.	5
MANAGEMENT PROPOSAL FOR THE 164th EXTRAORDINARY SHAREHOLDERS’ MEETING.	8
CLARIFICATIONS ON THE MATTERS TO BE RESOLVED ON THE AGENDA.	8
1. EXTENSION OF THE DISTRIBUTORS’ CONCESSION	8
2. RESOLUTION ON THE DISPOSAL OF THE SHAREHOLDING INTEREST OF ELETROBRAS IN CELG D	26
APPENDICES	40
1. Decree No. 8461 of June 2, 2015;
2. MME - Economic Advisers’ Circular Letter No. 3/2015;
3. ANEEL - Order No. 3450 of October 20, 2015;
4. Draft Amendment to the Distribution Concession Contract;
5. ANEEL’s Technical Notes No. 335/2015 and 175/2015;
6. Distribution Companies’ Technical Notes;
7. Distribution Companies’ Decision of Approval of the Concession Extension;
8. Technical Notes of the Distribution Board of Eletrobras - No. DD 002/2015 and No. 003/2015;
9. PGG Memorandum No. 154/2015 - Analysis of Governance Issues;
10. CND - Resolution No. 011 of November 18, 2015 - Minimum Price;
11. BNDES - Share Deposit Receipt No. 01/2015 of May 19, 2015;
12. Decree No. 8449 of May 13, 2015 - Included in the PND;
13. CND - Resolution No. 7 of 07/09/2015 - IFC Hiring;
14. CELG D Accounting and Fiscal Due Diligence;
15. CELG D Operational Projection Report;
16. CELG D Economic and Financial Assessments;
17. CELG D Technical and Operational Due Diligence;
18. CELG D Legal DueDiligence;
19. Appendix 21 of CVM Instruction No. 481/2009;
20. Analysis of Article 8 of CVM Instruction No. 481/2009;
21. Eletrobras Legal Opinion;
22. Eletrobras Financial Technical Notes GDF/DFN No. 001/2015 and GDF/DFN 002/2015 and 003/2015

INVITATION

Date: December 28, 2015

Time (Brasilia): 3:00 PM

Location: Company Head Office -Edifício Centro Empresarial VARIG, Setor Comercial Norte, Quadra 04, Bloco “B,”number 100, room 203 – Brasília – DF

Event: Extraordinary Shareholders’ Meeting

Subjects to be discussed:

1.    Deciding on the extension of the concession of the subsidiary Celg Distribuição S.A. - CELG D,No. ANEEL 063/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, LetterNo. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

2.    Deciding on the extension of the concession of the subsidiary Companhia Energética do Piaui - CEPISA No. ANEEL 004/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

3.    Deciding on the extension of the concession of the subsidiary Companhia Energética de Alagoas - CEAL No. ANEEL 007/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

4.    Deciding on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE No. ANEEL 006/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

5.    Deciding on the extension of the concession of the subsidiary Centrais Elétricas de Rondônia S.A. - CERON No. ANEEL 005/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

6.    Deciding on the extension of the concession of the subsidiary Boa Vista Energia S.A.No. ANEEL 021/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

7.    Deciding on the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A.No. ANEEL 020/2000, under Decree No. 8.461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; and

8.    Approving the disposal of shareholding control of CELG Distribuição S.A. - CELG D in a privatization auction to be organized by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution No. 11/2015 of the National Privatization Council (CND), subject to (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182 / 2015, November 3, 2015.

9.    Adopt immediate measures to sell, by the end of 2016, the shareholding controlofCompanhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; Amazonas Distribuidora de Energia S.A e Celg Distribuição S.A.- CELG D, under the applicable law to the National Privatization Plan, in particular the Law No. 9,491/1997; and

10. Adopt immediate measures to enable, by the end of 2016, the capital increase in the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, by the controlling shareholder, the Federal Government, through the assignment of preemptive rights by Eletrobras, under Law 6,404/1976 and Decree 1,091/1994, in order to reach the goals required for the extension of each distribution concession.

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly held company)

CNPJNo. 00001180/0001-26

CALL NOTICE

164th Extraordinary Shareholders’ Meeting

We call on the Shareholders of Centrais ElétricasBrasileiras S.A. - Eletrobras to meet at the Company's head office in Brasilia, Edifício Centro Empresarial VARIG, Setor Comercial Norte, Quadra 04, Bloco “B”, number 100, room 203 – Brasília – DF, on December 28, 2015, at 03:00 PM, for an Extraordinary Shareholders’ Meeting, to resolve on the following Agenda:

1.    Deciding on the extension of the concession of the subsidiary CelgDistribuição S.A. - CELG D, No. ANEEL 063/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

2.    Deciding on the extension of the concession of the subsidiary CompanhiaEnergética do Piaui - CEPISA No. ANEEL 004/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

3.    Deciding on the extension of the concession of the subsidiary CompanhiaEnergética de Alagoas - CEAL No. ANEEL 007/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

4.    Deciding on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE No. ANEEL 006/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

5.    Deciding on the extension of the concession of the subsidiary CentraisElétricas de Rondônia S.A. - CERON No. ANEEL 005/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

6.    Deciding on the extension of the concession of the subsidiary Boa Vista Energia S.A. No. ANEEL 021/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

7.    Deciding on the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A. No. ANEEL 020/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; and

8.    Approving the disposal of shareholding control of CELG Distribuição S.A. - CELG D in a privatization auction to be organized by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution No. 11/2015 of the National Privatization Council (CND), subject to (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months , considering grace and amortization, as provided in Article 11 of Law 13,182 / 2015, November 3, 2015.

9.    Adopt immediate measures to sell, by the end of 2016, the shareholding controlofCompanhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; Amazonas Distribuidora de Energia S.A e Celg Distribuição S.A.- CELG D, under the applicable law to the National Privatization Plan, in particular the Law No. 9,491/1997; and

10. Adopt immediate measures to enable, by the end of 2016, the capital increase in the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, by the controlling shareholder, the Federal Government, through the assignment of preemptive rights by Eletrobras, under Law 6,404/1976 and Decree 1,091/1994, in order to reach the goals required for the extension of each distribution concession.

Under paragraph one of Article 126 of Federal Law No. 6404/1976, as amended ("Law of Business Corporations"), and the decision of Board of Directors of the Brazilian’s Securities and Exchange Commission (CVM)in the CVM process No. RJ2014/3578, on November 4, 2014, the shareholder may be represented at the Extraordinary Shareholders’ Meeting: (i) if an individual, by proxy appointed less than 1 (one) year before (who is a shareholder,administrator of the Company or attorney duly registered in the Bar Association of Brazil); (ii) if a legal entity, by its legal representatives or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

The Shareholder or legal representative, aiming to ensure admission in the Meeting (Article 5, caput, of CVM Instruction No. 481 of 12/17/2009), shall submit the following documents:

• Official identity document with photo;

• Certified copy of the updated articles of incorporation (bylaws or social contract) in the case of a legal entity;

• Original or certified copy of power of attorney granted by shareholders; and

• Original copy of the shareholding position statement provided by the depositary or custodian, identifying the shareholder.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, the evidentiary documents of the shareholder status and representation should be delivered up to seventy-two (72) hours prior to the Extraordinary General Meeting hereby called,to the Department of Investor Relations (DFR), Division of Care Market (DFRM), at AvenidaPresidente Vargas, número. 409 - 9º andar, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8 AM and 12 PM orbetween 2 PM and 5 PM. However, all shareholders showing up with the documents necessary for participation in the conclave will be admitted to the Extraordinary Shareholders’ Meeting hereby called.

Decisions shall be made at the Extraordinary Shareholders’ Meeting hereby called by majority vote, the vote of each shareholder being in proportion to their shareholding interest in the Company's share capital.

All the relevant documents pertaining the matter that will be discussed at the Extraordinary Shareholders’ Meeting are available to shareholders at the Investor Relations Department (DFR), Market Information Division (DFRM), at Presidente Vargas Avenue, no. 409 – 9thfloor, in the city of Rio de Janeiro, RJ, and on the websites of the Company (http://www.eletrobras.com/elb/age/main.asp?langid=en), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br), under Article 135, Paragraph 3 of the Law of Business Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481").

Brasilia, November 26, 2015

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

MANAGEMENT PROPOSAL FOR THE 164th EXTRAORDINARY GENERAL MEETING

CLARIFICATIONS ON THE MATTERS TO BE RESOLVED ON THE AGENDA

In compliance with Law 6404/76 and CVM Instruction No. 481 of December 17, 2009, the Management’s clarifications concerning the matters to be resolved at the 164th Extraordinary Shareholders' Meeting, being held on December 28, 2015, are presented below.

First, it must be clarified that ten (10) matters will be resolved at the 164th Extraordinary General Shareholders' Meeting, seven of which concerning the extension of the concession contracts of the following Distribution Companies: Celg Distribuição S.A. - CELG D, Companhia Energética do Piaui – CEPISA, Companhia Energética de Alagoas – CEAL, Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A. – CERON, Boa Vista Energia S.A., and Amazonas Distribuidora de Energia S.A. (hereinafter jointly referred to as "Distribution Companies").

The matters shall be reviewed separately. The decision on the extension of a concession contract with a Distribution Company is not a condition for the decision of another’s concession contract.

It should be clarified, however, that the decision on the disposal of the shareholding interest of Eletrobras in CELG Distribuição S.A. - CELG D (hereinafter "CELG D"), item 8 of the agenda, under Resolution No. 11/2015 of the National Privatization Council (hereinafter "CND"), depends on (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months , considering grace and amortization, as provided in Article 11 of Law 13,182 / 2015, November 3, 2015.

After these preliminary considerations, the clarifications concerning the Agenda of the 164th Extraordinary Shareholders' Meeting are as follows:

1. EXTENSION OF THE DISTRIBUTION COMPANIES’ CONCESSION

The concession contracts of the Distribution Companies expired on July 7, 2015. These Contracts are available on the website www.aneel.com.br. As required by law, the Distribution Companies have previously expressed to the National Electric Energy Agency (hereinafter "ANEEL") their interest in the extension of the concession, subject to the decision to be made at the 164th Extraordinary General Shareholders' Meeting of Eletrobras, which is a condition to the execution of the respective extension contracts.

Decree No. 8461 of June 2, 2015 (Appendix 1), which regulated the extension of electricity distribution concessions and authorized the Ministry of Mines and Energy ("MME") to extend the electricity distribution concessions set by Article 7 of Law No. 12.783, of January 11, 2013, for thirty (30) years, has established that the following criteria must be meet:

I. Service quality efficiency, to be determined by the Equivalent Duration of Internal Interruption per Consumer Unit ("DECi") and Equivalent Frequency of Internal Interruption per Consumer Unit ("FECi") indicators;

II. Economic and financial efficiency, to be determined by the EBITDA and debt level, which means the concessionaire's ability to honor its economic and financial commitments in a sustainable manner;

III. Operational and economic rationale; and

IV. Pricing moderateness.

On November 5, 2015, the MME, by Circular Letter No. 3/2015-SE-MME (Appendix 2), reported that the draft Public Service Concession Contract for Electricity Distribution which is presented in Appendix 3 of this Management Proposal (hereinafter the "Amendment"), approved by ANEEL in Order No. 3540 of October 20, 2015 (Appendix 4), should be submitted to decision-makers of each Distribution Company, along with the established annual limits, in order to meet the criteria of items I (Service quality efficiency) and II (Economic and financial efficiency) of Article 1 of Decree No. 8461/2015, as set out in Appendix II of the Technical Note No. 0335/2015-SCT-SFE-SFF-SRDSRM (Appendix 5).

According to the Amendment, failure to meet the goals referred to in items I and II above, during a period of five (5) years, from January 1, 2016, in two (2) consecutive years, or failure to meet any of these goals at the end of the period of five (5) years, shall result in the termination of the concession1.

Similarly, from the sixth (6th) year, failure to meet such goals shall be deemed default of the concessionaire and shall lead to the start of the expiry process, considering the following: (i) Criterion I - Service quality efficiency: if there is noncompliancein three consecutive years; or (ii) Criterion II - Economic and financial efficiency: if there is noncompliancein two consecutive years.

The Distribution Companies have created their respective Technical Notes (Appendix 6) in order to support the decision on the conclusion of the relevant Amendment. In order to clarify the shareholders, we summarize the most relevant aspects of the draft Amendment bellow, with special attention being given to the commitments and obligations of the concessionaire, risks to the controller, convenience and benefits of this decision.

1 "CLAUSE EIGHTEEN- EXTENSION CONDITIONS - In addition to the preceding provisions of this Contract, the Concessionaire shall meet, for a period of five (5) years from January 1, 2016, the extension conditions set out in Appendices II and III.

Sub-Clause One - Failure to comply with one of the extension conditions laid out in Appendices II and III in two consecutive years or any of the conditions at the end of the five-year period will result in the termination of the concession, subject to the provisions of this contract, including the right to legal defense and adversarial principle.

CLAUSE TWELVE - TERMINATION OF THE CONCESSION AND FORFEITURE OF RELATED ASSETSAND FACILITIES

Sub-Clause Fourteen - For the period from the sixth calendar year following the conclusion of this contract, the concessionaire’s default arising from the non-compliance with the efficiency criteria regarding the continuity of supply or the financial and economic management shall lead to the start of the expiry process, subject to the provisions of this contract, including the right to legal defense and adversarial principle, noting:

I - That the non-compliance with the minimum standards of economic and financial sustainability in two (2) consecutive years, according to ANEEL regulation, shall be deemed default in relation to economic and financial management;

II - That the non-compliance with the overall annual limits of collective continuity indicators in three consecutive years shall be deemed, according to ANEEL regulation, default in relation to the continuity of supply.

Paragraph One - ANEEL shall establish the minimum standards referred to in Item I of this Sub-Clause preferably prior to the start of five-year periods, and the establishment of new parameters shall take under consideration, among other things, the need for a positive EBITDA and the ability to perform small investments and debt management.

Paragraph Two - ANEEL shall set the limits mentioned in item II of this Sub-Clause preferably prior to the start of five-year periods."

The Managements of the Distribution Companies (Appendix 7) recommended the signature of the Amendment and requested calls for the Distribution Companies’ Extraordinary Shareholders’ Meetings (EGMs) for the approval of the Amendment.

The decisions of the 164th Extraordinary General Shareholders’ Meeting of Eletrobras shall serve as guidance for the voting instructions of Eletrobras at the Extraordinary Shareholders’ Meetings of the Distribution Companies to be called to resolve on the extension of their concessions.

According to the second paragraph of Article 7 of Decree 8,461/2015, the Distribution Companies will have a period of thirty (30) days following their summoning by the Ministry of Mines and Energy, to sign the Amendment. Until the date of this Management Proposal, the Distribution Companies have not yet been summoned for that purpose.

1.1. Draft Amendment:

The draft Amendment lists all rights and obligations of Distribution Companies and their controlling shareholder (in this case, Eletrobras) for the new period of the concession.

Without prejudice to any other contractual obligations, special emphasis should be given to clause two ("Conditions for the Provision of Public Service"), six ("Applicable Rates for the Service Provision"), eight ("Corporate Governance and Transparency"), eighteen ("On the Extension Conditions"), Appendix II ("Extension Conditions - Efficiency in the Provision of Distribution Service") and Appendix III ("Extension Conditions - Efficiency inEconomic and Financial Management") of the Amendment.

1.2. Efficiency in the Provision of Public Service: Clause Two and Appendix II of the Amendment

For the extension of the concession, ANEEL indicates the goals for the service quality indicators, represented by the Equivalent Duration of Internal Interruption per Consumer Unit (hereinafter "DECi") and Equivalent Frequency of Internal Interruption per Consumer Unit (hereinafter "FECi").

The following charts show the historical development and goals set for these indicators in ANEEL’s Technical Notes (Appendix 5).

Amazonas Energia

Boavista

Proposta DEC Boa Vista
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Proposta FEC Boa Vista
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Ceron

Proposta DEC CERON
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Proposta FEC CERON
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Eletroacre

Proposta DEC ELETROACRE
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Proposta FEC ELETROACRE
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Cepisa

Proposta DEC CEPISA
DEC Externo Apurado
DEC Interno Apurado
DEC Limite Interno Considerado
DEC Limite Interno Proposto
Limite Convencional DEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

Proposta FEC CEPISA
FEC Externo Apurado
FEC Interno Apurado
FEC Limite Interno Considerado
FEC Limite Interno Proposto
Limite Convencional FEC Interno
* Apurados 2015: Média móvel de julho/2014 a junho/2015

CEAL

Proposta DEC CEAL

Proposta FEC CEAL

CELG D

Proposta DEC CELG-D

Proposta FEC CELG-D

Source: ANEEL’sTechnical Note 335/2015

Source: ANEEL’s Technical Note 335/2015

Source: ANEEL’s Technical Note 335/2015

It is noted that the established goals represent, in some cases, a significant reduction when compared to the track record. As provided in the aforementioned Amendment, the noncompliance with any established DECi or FECi limit during the assessment period, in two (2) consecutive years or in 2020, shall result in the termination of the concession2. Failure to

2Appendix II - CLAUSE ONE - CONTINUITY OF SUPPLY

The efficiency criterion regarding the quality of service is measured by indicators that consider the frequency and average duration of interruptions of the public service of electricity distribution.

Sub-Clause One - DECi indicators shall be assessed - Equivalent Duration of Internal Interruption per Consumer Unit and FECi - Equivalent Frequency of Internal Interruption per Consumer Unit.

Sub-Clause Four - Failure to comply with the efficiency criterion regarding the quality of service, in two consecutive years during the assessment period or in 2020, shall result in the termination of the concession, in accordance with Clauses Twelve and Eighteen.

Sole Paragraph - Any breach of the limit of at least one of the continuity indicators set out in Table I shall be considered as non-compliance with the efficiency criterion regarding the quality of service.

comply with quality standards may also result in compensation, penalties, restrictions on the payment of dividends, among others, according to certain conditions determined by the Amendment3.

The Distribution Chief Officer of Eletrobras, by the Technical Notes No. DD 002/2015 and DD 003/2015 (Appendix 8), and based on the information presented and under the premise of effective and timely execution of the activities listed in the Outcome Plans4 presented to ANEEL in April of the present year, by the Distribution Companies Celg D, Cepisa, Ceal, Eletroacre, Ceron and Amazonas Energia, and in the Business Plan of Boa Vista Energia S.A., as well as based on the commitments and actions defined in the Technical Notes of those Distribution Companies, endorsed by their respective Executive Committee, pointed out that it is feasible to the seven (7) Distribution Companies not to breach their annual aggregate limits of internal DECi (hereinafter "DEC") and FECi (hereinafter "FEC") per consumer unit, indicated by ANEEL for the years 2016-2020 and explained in ANEEL’s Technical Note No. 0335/2015, and therefore not to be subject to the penalty of termination of the extended concession for these goals.

In order to set the end point of the track record, which will be in 2020, ANEEL applied a comparative performance analysis methodology, based on a mathematical model and on the track record observed by Companhia Enérgica do Maranhão - CEMAR after the change of controller.

To reach these objectives, a number of actions already initiated and to be initiated, detailed in the respective Outcome Plans, are listed in the Distribution Companies’ Technical Note (Appendix 6), or, in the case of Boa Vista Energia S.A., in its Business Plan. These actions must to be fully implemented during the period. Although in some of the companies, the goals for the improvement of the service quality are relatively aggressive with regard to the results of recent years, the Distribution Companies and the Distribution Board of Eletrobras consider that it is feasible not to breach the limits set by ANEEL for the DECi and FECi indicators of

3"CLAUSE TWO - CONDITIONS OF THE PUBLIC SERVICE PROVISION

Sub-Clause Six - The DISTRIBUTION COMPANY agrees to comply with the quality standards set by ANEEL.

Sub-Clause Seven - Failure to comply with the quality standards set by ANEEL could force the DISTRIBUTION COMPANY to compensate users for the poor quality of the provision of the distribution service according to ANEEL’s regulation, without prejudice to the application of penalties.

Sub-Clause Eight - Failure to comply with global annual limits of collective continuity indicators in two consecutive years or three times in five years may, according to ANEEL’s regulation, imply restrictions to the payment of dividends or payment of interest on shareholders' equity, until the regulatory standards are restored, subject to Item I of Sub-Clause One of Clause Seven.

Sub-Clause Nine - The DISTRIBUTION COMPANY agrees to establish and update the maintenance plan of the distribution facilities, establishing the periodicity and maintenance activities that meet the technical specifications of the equipment and adequate service provision, in order to present to ANEEL when prompted.

4ANEEL presented the assessment on the service provision of the Distribution Companies and requested the adoption of short- and medium-term measures to reestablish Service Quality in the form of an Outcome Plan, which was drafted and sent to the Regulatory Agency in the first half of 2015, that being the Outcome Plan of the Distribution Companies.

2016-2020, but they should be constantly monitored to avoid consequences for the concessionaire and the controlling shareholder.

1.3 Efficiency of Economic and Financial Management: Appendix III of the Amendment

For the extension of the concession, ANEEL also indicates goals for financial indicators, represented by Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and the debt level [5].

Meeting the service efficiency criterion regarding economic and financial management depends on the following equations.

Goal I: EBITDA ≥ 0 (until the end of 2017 and maintained in 2018, 2019 and 2020)6;

Goal II: [EBITDA (-) QRR] ≥ 0 (until the end of 2018 and maintained in 2019 and 2020)7;

Goal III: {Net debt/[EBITDA (-) QRR]} ≤ 1/(0.8 * Selic) (until the end of 2019)8;

Goal IV: {Net debt/[EBITDA (-) QRR]} ≤ 1/(1.11 * Selic) (until the end of 2020)9.

Thus, according to the criteria set by ANEEL, the Distribution Company should have, by 2020, an annual operating cash flow compatible with the indebtedness of the company. This cash flow should be sufficient to support investments in replacement, in a minimum amount equivalent to the Regulatory Reintegration Share (hereinafter "QRR") inflated by the General Market Price Index (IGP-M), and to pay interest on the company’s net debt, at first, by reference to eighty percent (80%) of the Special Clearance and Escrow System (Selic), and, afterwards, one hundred and eleven percent (111%) of the Selic.

5APPENDIX III - EXTENSION CONDITIONS - EFFICIENCY IN ECONOMIC AND FINANCIAL MANAGEMENT

CLAUSE ONE - MINIMUM PARAMETERS

The minimum standards of economic and financial sustainability mentioned in Sub-Clause One of Clause Seven are set, for the first 5 years from the start of the calendar year following the expiry of this Amendment, the following condition:

Operating Cash Generation - Replacement Investments - Debt Interest ≥ 0

Where: Operating Cash Flow: Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) adjusted for non-recurring events; Replacement investments: Share of Regulatory Reintegration (QRR); Interest and Debt: Net Debt x (1.11 x SELIC).

Sub-Clause Three - A verification of relevant inequalities to deadlines occur every twelve (12) months from the beginning of the calendar year following the expiry of this additive.

Sub-Clause Four - The inequalities are limits that should be achieved by the deadlines set and kept henceforth, subject to Sub-Clause of the Fourteenth Clause Twelfth for the period from the sixth calendar year following the conclusion of this agreement.

6Condition (I): Gross operating cash flow generation of the activity, determined by Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) must be greater than zero until 2017.

7Condition (II): Gross operating cash flow should support investments in replacement, in a minimum amount equivalent to the Regulatory Reintegration Share (QRR) inflated by the IGP-M. The scenario where EBITDA is positive, but lower than the investment is called "Negative Flow,” meaning that the generated and the remaining cash after the payment of the company’s operating expenses is not even enough to replace the portion of depreciated production assets, let alone to meet debt interest.

8Conditions (III) and (IV): The operating annual cash flow must be compatible with the indebtedness of the company, and should be enough to pay at least the company's debt cost (interest on the debt).

9 EBITDA and NET DEBT must be adjusted according to the criteria outlined in Appendix III of the Draft Amendment to the Concession Contract.

Failure to meet these parameters implies the need for capital contributions, the restriction on the payment of dividends above the minimum mandatory dividends, among other penalties10.

In addition, as provided for in Clause Eighteen of the Amendment, the non compliance with the conditions of economic and financial sustainability in two (2) consecutive years or at the end of the period of five (5) years, shall also result in the termination of the concession.

Sustainability Levels

Source: ANEEL’s Technical Note

In order to obtain an analysis of the companies’ situation concerning the requirements for the extension of the concession, ANEEL determined, using the Technical Note No. 0335/2015, and according to the methodology set out in the Amendment, the EBITDA in the hope of obtaining recurring values. For the calculation of interest, Selic was considered at 12.75% (twelve point seventy-five percent) per year11. The spread of 111% (one hundred and eleven percent) implies a cost of 14.15% (fourteen point fifteen percent) per year.

10CLAUSE SEVEN - ECONOMIC AND FINANCIAL SUSTAINABILITY

The DISTRIBUTION COMPANY agrees to preserve, throughout the concession, economic and financial sustainability condition in the management of its costs and expenses, debt solvency, investments in replacement, improvement and expansion, as well as the payment of taxes and proceeds.

Sub-Clause One - Non-compliance with the minimum standards of economic and financial sustainability set out in this contract Amendment by the DISTRIBUTION COMPANY shall entail, without prejudice to other tax control measures:

I - Restrictions to dividend payment or payment of interest on capital whose value, individually or aggregated, exceeds 25% of the decreased or increased net income in the amounts allocated to legal reserves (Article 193 of Law No. 6404 of 1976) and reserve for contingencies (Article 195 of Law No. 6404 of 1976) and reversal of allocations made in previous fiscal years, until the regulatory parameters are restored and demonstrated in the subsequent regulatory financial statements ofthe calendar year submitted to ANEEL;

II - The acceptance of a restrictive regime of contracts with related parties;

III - The need for capital contribution(s) from CONTROLLING PARTNER (S), in an amount sufficient to meet the minimum sustainability condition, as detailed in Clause Thirteen.

11"APPENDIX III - EXTENSION CONDITIONS - EFFICIENCY IN ECONOMIC AND FINANCIAL MANAGEMENT - Clause One - Minimum Parameters

Sub-Clause Six - Definitions and additional information

Selic: Weighted and adjusted annual average rate of the backed financing transactions in government securities, calculated daily and shown on the website of the Central Bank of Brazil - http://www.bcb.gov.br/SELICACUMUL. In this e-mail address, the Agent can obtain the accumulated factor corresponding to twelve (12) months of competence. For the specific purposes of the provisions in Sub-Clause Two, the Selic should be limited to the amount of 12.87% (twelve point eighty-seven percent) per year, in case this percentage is exceeded. In ANEEL’s Technical Note, and for the purpose of obtaining a sensitivity analysis of the companies’ situation, the Regulatory Agency used the Selic at 12.75%for the calculation of interest.

Source: ANEEL’s Technical Note

The following table shows the total liabilities of the Distribution Companies in June/1512, debt with funds from the Global Reversion Reserve (hereinafter "RGR") and Eletrobras Ordinary Resources (hereinafter "RO").

Source: Financial Statements of Eletrobras

In addition, EBITDA was assessed and the debt was projected in order to check if the Distribution Companies would meet the goals set by ANEEL. The following tables show the projected EBITDA, as well as capital investments needed to meet ANEEL’s goals.

12Considering the need to design and prepare the studies, the financial economic assessment was performed according to the data available on the base date of June 30, 2015. The amounts updated for the base date of September 30, 2015, are available in reports to investors concerning the 3ITR/2015, available on the website of Eletrobras. The values of June/2015 of Amazonas Energia (RGR and RO liabilities and debt) consider the Distribution Company centralized, with distribution and generation activities. The financial analysis of IT GDF/DFN on the extension of the concession and the need for capital contributions to the Distribution Companies, considered Amazonas Energia decentralized. Thus, RO debt to be capitalized indicated later in this section 1.3 is less than RO debt in June/2015.

Source: IT GDF/DFN 001/2015 and NT GT Celg D

As can be seen, for the analysis of the fulfillment of ANEEL’s economic and financial sustainability goals, the Distribution Companies took under consideration the capitalization of all their respective ordinary fund debts to Eletrobras (RO) and capital contributions until 2024, totaling about R$ 18.36 billion (eighteen billion, three hundred and sixty million reais)13.

As set forth in item 1.4 below, regarding Amazonas Energia, an alternative scenario considering the request for an Extraordinary Pricing Review ("RTE") was calculated with an increase in the Gross Income Base, increase in the regulatory PMSO and financial revenue of R$ 940.4 million in 2016, data calculated by the Distribution Board regulation area, based on the study conducted by FGV and Quantum. In this scenario, EBITDA in 2016 would be R$ 1,046 million negative, reaching R$ 165 million in 2020. The need for capital until 2024 would increase from R$ 11,196 million in the base case (without considering RO capitalization) to R$10,194 million. However we emphasize that there is still no acceptance of this claim by ANEEL.

13This amount does not include debt capitalization of regular resources of CELG D before Eletrobras. In addition, the estimate of R$ 300 million for CELG D is only for 2016, since the scenario of an entire shareholding interest disposal is being considered by Eletrobras in that Distribution Company.

In this light, there is the need to increase the Distribution Companies’ cash generation and significant capital contributions, in order to meet the economic and financial sustainability goals.

If the increase of cash generation is unsuccessful, greater capital contributions by the controlling shareholder may be required to meet ANEEL’s debt level goals. However, the Distribution Companies’ Technical Notes, except for Amazonas Energia, indicate that, considering capital contributions and other premises mentioned in the studies, they meet ANEEL’s requirements.

In the case of Amazonas, studies show that even considering the capitalization of RO debt, new investments until 2024 and the RTE scenario, said Distribution Company fails to achieve the economic and financial sustainability goals set by ANEEL.

1.4 Applicable Pricingfor Service Provision: Clause Six of the Amendment

The Clause Six of the Amendment addresses the issue of the applicable pricing for the service provision. Noteworthy is the first sub-clause, in which the Distribution Company acknowledges that the current pricing is sufficient to provide an adequate service and maintenance of the economic and financial balance of this Contract14. With the need for acknowledgement, by signing the Amendment, that current pricing is sufficient to provide adequate service and maintenance of the economic balance, the possibility of any successful regulatory lawsuits in progress is diminished.

The Distribution Company's revenue will continue to be divided into two tranches: Tranche A and Tranche B15. Current pricing will be adjusted on an annual basis, except in years in which there is an ordinary pricing review16. Pricing reviews will take place every five (5) years17.

1.5 Corporate Governance, Transparency and Conditions for the Concession Extension: Clauses Eightand Eighteen of theAmendment

14"CLAUSE SIX - APPLICABLE PRICING FOR SERVICE PROVISION

Sub-Clause One - The DISTRIBUTION COMPANY acknowledges that the prevailing pricing on the signing date of this Amendment, along with the rules of Pricing Repositioning, is sufficient to provide an adequate service and maintenance of the economic and financial balance of this Contract.

15Sub-Clause Two - Pricing Repositioning is the breakdown of the "Required Revenue" in prices being charged to users, and includes the following mechanisms provided in this clause: pricing adjustment, ordinary pricing review and extraordinary pricing review.

Sub-Clause Three - For the purposes of pricing adjustment, the Required Revenue shall not include taxes on PIS/PASEP (Social Integration Program - Civil Servants’ Asset Development Program), COFINS (Contribution to Social Security Financing) and ICMS (Tax on Transactions related to the Movement of Goods) fees, and shall consist of two tranches:

Tranche A: Tranche of the revenue corresponding to the following items: i. Sector Charges; ii. Purchased Electricity; iii. Costs related to the Connection and Use of Transmission and/or Electricity Distribution Facilities"; and iv. Unrecoverable Revenues.

Tranche B: Revenue tranche associated with operating and capital costs, including depreciation expenses, of the electricity distribution business.

16Sub-Clause Four - Pricing adjustment shall occur in an ordinary manner on an annual basis, from xx/xx/2016, except in years in which there is an ordinary pricing review, as schedule set in Sub-Clause Thirteen of this Clause.

17Sub-Clause Thirteen - Ordinary pricing reviews shall submit to the following schedule: a first review shall be carried on xx/xx/2017 e subsequent reviews shall be held every five (5) years from that date.

In addition to the commitments to the service quality and economic and financial goals, Decree No. 8461 of June 2, 2015, states in item I, sole paragraph of Article 2, that the draft Amendment should contain clauses that:

"ensuretheeconomic and financial sustainability of the concessionaires and specify guidelines to strengthen corporate governance and minimum standards of economic and financial indicators, including the controllers’ capital contribution obligations."

In this sense, ANEEL introduced corporate governance and transparency rules in the Amendment (Clause Eight) as a condition for Distribution Companiesto provide their essential public service18.

In Sub-Clause One, the prediction that ANEEL can regulate any rules relating to Management, which includes the Board of Directors and Executive Committee, to the Fiscal Council, Audit and Compliance, is highlighted. In addition, it determines that the compensation policy must be aligned with the long-term nature of the concession19.

The ANEEL’s Technical Note No. 0175/15 (Appendix 5) mentioned another public hearing in progress by ANEEL, No. 072/1420, in which there is a proposal to regulate the concessionaires’ corporate governance under discussion. Other governance measures outlined in the Amendment are as follows:

• Maintenance in ANEEL of a statement of all directors and audit committee members21;

• List of acts to be subject to prior approval by ANEEL: legal transactions with related parties, change in the articles of incorporation and transfer of control;

• Obligations of the Distribution Company as to accounting records under the terms determined by the industry’s regulations;

There is also the consequence provided for in Clause Eighteen of concession termination in the event of non compliance in two (2) consecutive years or of any of the conditions at the end of the five-year period22.

Additionally, the Corporate Governance and Business Performance Management Department of Eletrobras (PGG) reviewed the Amendment provided by ANEEL and, in the PGG-154/2015

18Clause Eight - Corporate Governance and Transparency - The DISTRIBUTION COMPANY agrees to use its best efforts to keep its governance and transparency levels aligned with the best practices and consistent with its status of essential public service provider.

19Sub-Clause One - The DISTRIBUTION COMPANY undertakes to comply with ANEEL regulations on governance and transparency, which may include, among other things, minimum standards and regulatory duties related to the Board of Directors, Executive Board, Supervisory Board, Audit and Compliance.

20Technical Note No. 072/14 is available on the website www.aneeel.com.br.

21Sub-Clause Three - The DISTRIBUTION COMPANY must keep in ANEEL, from the conclusion of the CONTRACT, a statement of all its Directors and Audit Committee Members stating their understanding of their role and responsibilities arising from the management of an essential public service, accepting responsibility for the quality and timeliness of information provided within the scope of their responsibilities and accountability to the Government, by updating the statements within thirty (30) days of the signing of the Instrument of Investiture.

22CLAUSE EIGHTEEN - EXTENSION CONDITIONS - In addition to the preceding provisions of this Contract, the Concessionaire shall comply with the extension conditions set out in Appendices II and III for a period of five (5) years from January 1, 2016.

Sub-Clause One - Failure to comply with one of the extension conditions laid out in Appendices II and III in two consecutive years or any of the conditions at the end of the five-year period shall result in the termination of the concession, subject to the provisions of this contract, including the right to legal defense and adversarial principle.

memorandum (Appendix 9), has expressed its support to the governance practices required by ANEEL in that document.

1.6 Additional Considerations

The following considerations are also noteworthy:

• The assumptions set out in the Outcome Plan of the Distribution Companies, as well as its estimate for the 5thyear, need to be met in their entirety so that quality indicators can be reached;

• Additional restrictions to and obligations of Distribution Companies and their controllers were included, such as:

o   Restrictions to the payment of dividends above the legal minimum and payment of interest on equity capital in the event of noncompliance with the goals;

o   Obligation of capital increase by the controller in the event of non compliance with the goals;

o   The need to comply with annual goals, from 2016, both from the quality and the economic and financial sustainability points of view, under the penalty of termination of the concession, according to conditions set out in this report and in the Amendment;

o   Acknowledgement of the economic and financial balance of the concession at the time of the signing of the Amendment, in accordance with Sub-Clause One of Clause Six;

o   Inclusion of corporate governance rules and standards, which shall be subject to further regulation by the Agency.

1.7 Analysis of the Non-Extension of Distribution Concession

The backdrop to the extension of the concession, i.e. termination of the concession contract, and subsequent compensation of the concessionaire’s assets, implies the following factors presented below:

• The Distribution Companies have high debt and litigation;

• Receipt by the Distribution Companies of compensation for non-depreciated and unredeemed assets during the concession period;

• The compensation of assets linked to the concession and the receipt of other receivables in the short and long term is, in most cases, lower than the total indebtedness of the Distribution Companies (negative net equity).

• Considering the termination of the concession, which is the main and relevant business of the Distribution Companies, their liquidation would be inevitable;

• In the event of the Distribution Companies’ liquidation, there may be a need for capital increase by Eletrobras, as their controlling shareholder, in order to comply with all Distribution Companies’ obligations, including with regard to obligations that Eletrobras stands as guarantor;

• Loss of the entire amount invested by the shareholders;

• Costs of the shutdown of the current staff and termination of contracts with third-party services, materials and others can lead to an additional burden that is hardly measurable; and

• Eletrobras’ capital increase will not be needed with respect to reach the new goals set out in the Amendment.

The table below shows the Distribution Companies’ assets and liabilities in June 2015 in a simplified manner.

Source: Financial Statements of Eletrobras

It is noted that liabilities are, in most cases, higher than assets, resulting in a negative net equity. In the event of the Distribution Companies’ liquidation, the difference between assets and liabilities may increase, since when it comes to assets not all of them would be receivable in the short term, while in regard to the liabilities most would.

Liquidation costs are analyzed in the GDF/DFN Financial Technical Note No. 001/2015 (Appendix 22) and in the Distribution Companies’ Notes (Appendix 6). In the Technical NotesNo. 001/2015 and 003/2015, the capitalization of the debt held by the Distribution Companies with Eletrobras (RO) has been considered for the calculation of the liquidation costs, as used in the calculation of the cash flow NPV for the extension scenario.23

1.8 Analysis of the Concession Extension:

The following benefits related to the extension of the concession are highlighted:

•       Considering the assumptions in this Management Proposal and in the Distribution Companies’ Technical Notes, the Distribution Companies understand that the quality and economic and financial sustainability goals are feasible, except the economic and financial sustainability goal in the case of the Distribution Company Amazonas Energia;

•       The continuity of the concessions and, therefore of the Distribution Companies, enables the use of accumulated tax losses, which can be a relevant asset in a scenario of better operating results of the Distribution Companies or in a future decision on the disposal of shares of said Distribution Companies, according to the 2015-2030 Strategic Planning of Eletrobras;

•       The Distribution Companies’ market tend to present growth;

•       If the Distribution Companies do not reach the goals set by ANEEL for the extension of the concession, taking the estimated penalties under consideration, they shall be entitled to compensation for assets associated with the concession and other short and long-term receivables, which means that the Distribution Company’s liquidation/terminations cenario can always be reviewed, while the concession extension scenario can only be reviewed at this time, thus being a final decision;

23 It should be noted that, in their Technical Notes, the Distribution Companies disregarded the capitalization of the debt they held with Eletrobras (RO) in the calculation of the liquidation costs.

•       The extension of the concession is a basic condition for any future decision on the disposal of shares of the Distribution Companies, considering that they are included in the National Privatization Program (hereinafter "PND");

•       The following table shows the net present value (NPV) of the estimated cash flow vs. the currently estimated liquidation costs24:

•    In the specific case of Celg D, considering the decision on the Agenda No. 8 of this report, the following points are also highlighted:

o    As stated in Technical Note GDF/DFN 003/2015 (Attachment 22), the financial evaluations that supported the minimum price of sale of CELG D shares, which will be discussed in Chapter 2 of this Management Proposal, considered the CELG D debt renegotiation in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182/2015, November 3, 2015. As stated in the economic and financial appraisal report by Ernst & Young (Attachment 16) such renegotiation generates a positive impact of R$ 152,253,000 (one hundred fifty-two million, two hundred and fifty-three thousand reais) in the value of CELG D. However, in accordance with Law 13,182/2015, that renegotiation is dependent on approval by ANEEL. On November 23, 2015, ANEEL sent Official Letter number 682/2015-SFF, not consenting with that renegotiation. CELG D is taking steps to appeal this decision, however, to effect the decision to extend the CELG's distribution concession, it is observed that even without renegotiating the debt in the Itaipu

 24 Liquidation costs are analyzed in the GDF/DFN Financial Technical Note No. 001/2015 (Appendix 22) and in the Distribution Companies’ Notes (Appendix 6). In the Technical Note No. 001/2015, the capitalization of the debt held by the Distribution Companies with Eletrobras (RO) has been considered for the calculation of the liquidation costs, as used in the calculation of the cash flow NPV for the extension scenario. However, it should be noted that, in their Technical Notes, the Distribution Companies disregarded the capitalization of the debt they held with Eletrobras (RO) in the calculation of the liquidation costs.

Account in accordance with Law 13,182/2015, the value of CELG D in the scenario of the renewal of its concession is higher than the estimated cost of settling, as shown in the spreadsheet above;

o    In case of approval by ANEEL, there is expectation of the lengthening of the debt service and conversion of the Itaipu outstanding balance from dollar to real, based on the 01/02/2015 dollar, by virtue of Law No. 13182/2015 25, of November 3, 2015, will improve the indebtedness conditions of Celg D and help in meeting the economic and financial sustainability goals;

o   The disposal of shares in the concession extension scenario should allow earnings to shareholders, while the liquidation of the Distribution Company Celg D should result in financial losses; and

o   Market research conducted by consultants hired for the process of disposal of shares indicates that there are companies interested in the acquisition of Celg D shares, reducing, but not eliminated, the scenario of unsuccessfuldisposal of shares.

1.9. Risks Involved in the Extension of the Distribution Concession:

Considering the goals required by ANEEL for the extension of the electricity distribution concessions, we list the following main risks involved, which are not exhaustive:

• Unavailability of resources by Eletrobras and difficulty of Eletrobras, as the Distribution Companies’ controller, to obtain the necessary resources to carry on with the capital increase mentioned in item 1.3;

• Need of budget allocation for the capital contributions mentioned in item 1.3;

• Possibility of capital increase being higher than those indicated in item 1.3 in the event of an unsuccessful increase in the Distribution Companies’ generation of cash or in the event of non-achievement of the assumptions considered in this Management Proposal and in the accompanying technical notes;

•         Due to the unavailability of resources of Eletrobras, it is necessary that, from 2016, the controlling shareholder of Eletrobras perform capital increase directly to the Distribution Companies in order to meet the capital increase needs referred to in item 1.3 of this Management Proposal, with consequent reduction of the equity participation of Eletrobras in those Distribution Companies;

•         The capital increase in the Distribution Companies by the controlling shareholder of Eletrobras should be done by assignment of preemptive rights by Eletrobras in favor of the Federal Government, and depends on the compliance with the provisions of Law 6,404/76 and Decree 1,091/94 and must be preceded by relevant governmental and regulatory approvals, as well as by budget allocation;

•         If the extension of the Distribution Companies is granted and the capital increase by Eletrobras' controlling shareholder does not occur directly in the Distribution Companies from 2016 the following consequences may result: (i) Possibility of Eletrobras needing a

 25 Law No. 13182/2015 - Article 11. Law No. 9491, of September 9, 1997, takes effect with the following changes: "Article 6…

§ 10. The National Electric Energy Agency (ANEEL)is authorized to agree with the renegotiation, which will generate potential benefits to the provision of electricity distribution public service, of foreign currency industry debt, involving the companies included in the National Privatization Program (PND), so that it is converted into national currency, with a monthly compensation for the Special Clearance and Escrow System (SELIC)fee variation and a maximum deadline of one hundred and twenty months given grace periods and amortization.

§ 11. The first working day of the year in which the company was included in the PND will be considered the date of the renegotiation referred to in § 10."

capital increase to meet its obligation of capitalization of the Distribution Companies; (ii)Possibility of increasing the debt of Eletrobras to meet its obligation of capitalization of the Distribution Companies, and, under the current adverse macroeconomic conditions of the country and the Company's economic and financial conditions, there is no guarantee that funds could be raised in the required volume and under attractive conditions; (iii) Possibility of expiration and termination of the concessions of the Distribution Companies due to no capital contribution in amounts that are sufficient to meet the goals required by Aneel;

• Expiration and termination of the Distribution Companies’ concession in the event of the non compliance with of the obligations under the Amendment;

• Application of the penalties 26 set forth in the Amendment;

• Restrictions to the payment of dividends/interest on equity capital by the Distribution Companies and acceptance of the restrictive regime of contracts with related parties in the cases stipulated in the Amendment;

• Difficulty in managing the Distribution Companies’ cash flow and industry commitment default risk, which can lead to consequences such as inability to apply new pricing adjustments and restrictions to receive credits from resources of the government called Economic Development Account (CDE);

• The need for capital increase in the Distribution Companies may restrict the remaining investments of Eletrobras in generation and transmission;

• It is not possible to guarantee that the financial estimates will take place as expected by the Management of Eletrobras, as the assumptions may not materialize due to cyclical and operational exogenous factors, therefore leading to significant variations in the financial analysis of the Distribution Companies;

•         According to the Amazonas Energia Technical Note, despite the expected capital increase, the Distribution Company does not reach the economic and financial sustainability goal;

•         Immediate steps must be taken to sell, by 2016, the shareholding control of the Distribution Companies to a private partner as Eletrobras' Stategic Planning 2015-2030, considering that the completion of this process depends on regulatory and governmental approvals, especially by the National Privatization Council;

•         It is not possible to assess, at this time, the market value of the Distribution Companies, the potential buyers or the deadline for completion of the sale, as the sale of the controlling interest of these companies must comply with the legislation applicable to the National Privatization Plan;

•         According to the second paragraph of Article 7 of Decree 8,461/2015, the Distribution Companies will have a period of thirty (30) days following their summoning by the Ministry of Mines and Energy, to celebrate the Addendum. Until the date of this Management Proposal, the Distribution Companies have not yet been summoned for that purpose; and

•         In view of the provisions of the first subsection of Section Six of the Addendum in which the Distribution Company acknowledges that the current tariffs are sufficient to adequately provide the service and to maintain the economic and financial balance of the Agreement 27, the signing of the Addendum may decrease the possibility success of regulatory pleas in progress.

26 CLAUSE TEN - Sub-Clause One - The DISTRIBUTION COMPANY shall be subject to a fine applied by ANEEL according to the specific resolution, in a maximum value, per violation, of two percent (2%) of the amount of the concessionaire’s revenue in the last twelve (12) months prior to the drafting of the notice of violation pursuant to item X of Article 3 of Law No. 9427/1995.

27 SECTION SIX - RATES APPLICABLE TO THE PROVISION OF SERVICE - FirstSubsection - A DISTRIBUTION COMPANYrecognizesthatthetariffsprevailingatthe time ofthesigning date ofthisAddendum, as well as therulesofTariffAdjustment are sufficient for properservicedeliveryandthemaintenanceofeconomicand financial balance ofthisAgreement.

1.10. Conclusion of the administrators

Taking all that was mentioned in this Chapter 1 under consideration, the Company's Management considers that: (i) The actions to be carried out in the Distribution Companies in order to achieve the new goals required by Aneel are aggressive and it is important to consider all the risks set out in this Management Proposal; (ii) From the economic and financial point of view, the extension of the Distribution Companies’ concession, particularly Amazonas Energia, due to its unique concession area, will require substantial contributions, for which the Company on this date does not present a budget allocation and adequate financial resources, which may result,according to the risks pointed out in this Management Proposal, in the need to adjust its budget as well as Eletrobras capital or in debtedness increase, given that in the country’s current adverse macroeconomic conditions and the Company's financial and economic situation there is no guarantee that it could raise funds in the required amount and in attractive conditions; (iii) From 2016, the capital increase required for the Distribution Companies to meet Aneel's goals should be made by the controlling shareholder of Eletrobras, the Federal Government, directly to the Distribution Companies by assignment of preemptive rights for capital increase subscription by Eletrobras to the Federal Government in order to avoid capital increase in Eletrobras and to avoid the risk of reduction of the equity participation of Eletrobras' minority shareholders who do not wish to follow this capital increase; (iv) Furthermore, failure to extend the concession will result in liquidation costs, for which Eletrobras also has no immediate budgetary and financial availability, as will be required; (v) in view of the resources already invested by the Company over the past years in the Distribution Companies, the extension of the concession can be considered by the Management provided that it is associated with the immediate actions defined in the Company's 2015-2030 Strategic Plan, which establishes the sale of shareholding control of the Distribution Companies, so that Eletrobras can recover part of the invested amount and avoid the equally high immediate liquidation costs; (vi) The extension of the concession is a basic condition for any future decision on the disposal of shares of the Distribution Companies, considering that they are included in the National Privatization Program (hereinafter "PND"); (vii) It is not possible to assess, at this time, the market value of those Distribution Companies, the potential buyers and the deadline for the completion of the disposal; (viii) In the event of the disposal of the Distribution Companies, the time necessary to complete this action is essential to determine the amount of Eletrobras capital that will be required; and (ix) If the Distribution Companies do not reach the goals set by ANEEL for the extension of the concession, taking the estimated penalties under consideration, they shall be entitled to compensation for assets associated with the concession and other short and long-term receivables, which means that the Distribution Company’s liquidation/termination scenario can always be reviewed, while the concession extension scenario can only be reviewed at this time, thus being a final decision.

In view of the facts discussed herein, the Company's Management conclude that, observing all the risks set forth in this Proposal, it is feasible to extend the concession of Distribution Companies as a strategic decision, provided that: (i) the capital increase necessary for the Distribution Companies to meet Aneel's goals is conducted by the controlling shareholder of Eletrobras, the Federal Government,  directly into the Distribution Companies by assignment of preemptive rights for capital increase subscription by Eletrobras to the Federal Government; (ii) portion of this capital increase in the Distribution Companies is used, in 2016, to pay all the ordinary fund debts to Eletrobras, as described in item 1.3; (iii) all necessary measures are taken by governmental agencies, such as the National Privatization Council, for the sale of the shareholding control of these Distribution Companies until the end of 2016, according to the rules of the National Privatization Plan. The Directors report that, without meeting the aforementioned requirements, the extension of the concession of the Distribution Companies is not feasible.

2. RESOLUTION ON THE DISPOSAL OF THE SHAREHOLDING INTEREST OF ELETROBRAS IN CELG D

The disposal of CELG D shares, after the concession extension, was already agreed under the Purchase and Sale Commitment signed between Eletrobras, State of Goiás, Celgpar and CELG D, on August 26, 2014, as approved by the 161th Extraordinary Shareholders’ Meeting of Eletrobras.

It is worth remembering that CELG D has been in a poor financial position since 2006, tending to the edge of insolvency, with a debt higher than R$ 6.0 billion and defaulting to sector charges and tax obligations that resulted in the registration of the concessionaire in the Default List of Aneel, Brazil's Central Bank ("BCB") and the General Attorney of the National Treasury (PGFN), thus prohibiting, in accordance with the law, the application of pricing adjustments from 2007 to 2011. Price freezing caused a gross revenue loss of approximately R$ 1.0 billion during that period.

In addition to the severe economic and financial crisis of CELG D, there were the following facts: (i) risk of concession expiry proceedings in ANEEL; (ii) impossibility to request the extension of the concession with ANEEL; (iii) liquidity crisis caused by acute contraction of the credit market; (iv) retention of funds from the Light for All Program and Low Income and Social Tariff subsidies, amounting to R$ 453 million, at historical prices; (v) cash flow deficit; and (vi) deterioration and accelerated technological outdating of the electrical system.

From 2011, with the conclusion of the Memorandum of Understanding, the Shareholders' Agreement, the Management Agreement with Eletrobras and the viability of resources by means of financing  28 from Caixa Econômica Federal ("CEF") to the State of Goiás and Celgpar, transferred to CELG D for the settlement of debts, there was a significant improvement of the financial situation of the concessionaire, namely: (i) a significant reduction of the company’s indebtedness; (ii) viability of fiscal and sectoral repayments; (iii) application of pricing adjustments, current and blocked; (iv) receipt of CDE funds; (v) increase in net revenues in 67.8% (sixty-seven point eight percent), from R$ 2.16 billion (two billion, one hundred and sixty million reais) in 2010 to R$ 3.63 billion (three billion, six hundred and thirty million reais) in 2014; and (vi) improvement of expected future earnings with the appreciation of the company's shares and feasibility of the CELG D concession extension.

Thus, the disposal of shares shall meet this last point, resulting in the adoption, by CELG D, of a legal status similar to that of other non-state actors operating in the sector, enabling

28 In order to reduce the debt of CELG D, two loans were made with CaixaEconômica Federal (CEF). The first, amounting to R$ 3,527 million, was concluded between the State of Goiás and CEF in December 2011. All funds were invested in CELG D, some by means of capital increase in the amount of R$ 1,370 million, and R$ 2,157 million for the payment of the State's own debts to the concessionaire. The second loan, amounting to R$ 1,900 million, was concluded between Celgpar and CEF in September 2014, the proceeds of which were transferred to CELG D by means of capital contribution (R$ 1,680.7 million), mutual between Celgpar and CELG D (R$ 111.5 million) and other applications by Celgpar (R$ 107.8 million).

significant operational gains, and raising the quality of services. The disposal of shares eliminates the need for contributions from existing shareholders for investments and possible cash deficit coverage, and allows Eletrobras to capitalize the value already invested in purchasing of shares. Consequently, there should be capital gain, since it acquired the shares at the lower price.

The restructuring of CELG D, bringing a private partner to control the Distribution Company, will be beneficial to Eletrobras, which may focus its investments and efforts in the areas of generation and transmission, which are the main activities of the Company. Moreover, it avoids the need for capitalization by Eletrobras in order to meet the financial sustainability goalsset by ANEEL for the extension of the concession and investments in the expansion and improvement of service quality, as mentioned earlier in this Management Proposal.

It is worth mentioning that the concluded Purchase and Sale Commitment for the Sale of Shares allows Celgpar to sell its shareholding interest in CELG D along with Eletrobras.

The conditions for implementing this joint sale are: (i) that the expression of interest in the sale occurs within eighteen (18) months from the date of extension of the CELG D concession and that the sale is completed within twenty-four (24) months from the date of said event, and also (ii) that Celgpar, at the time of the expression of interest in the sale, holds at least 25% (twenty five percent) of the shares representative of the CELG D social capital.

The period of twenty-four (24) months for the completion of the sale may be extended only one (1) time, for the same period, and only in the event of delay caused by a third-party factor.

Thus, the privatization of CELG D is beneficial for all stakeholders.

2.1 Conditions for the Disposal of CELG D Shares approved by the CND

The minimum conditions for the disposal of CELG D shares are described in CND Resolution No. 11 (Appendix 10) and the most relevant items are highlighted below:

I.    Disposal of 76,761,267 (seventy-six million, seven hundred sixty-one thousand, two hundred and sixty-seven) shares of Eletrobras, equivalent to 50.93% (fifty point ninety-three percent) of CELG D total and voting social capital;

II.   The minimum disposal value of 76,761,267 (seventy-six million, seven hundred and sixty-one thousand, two hundred and sixty-seven) common shares owned by Eletrobras will be R$ 1,427,474,200.79 (one billion, four hundred and twenty-seven million, four hundred and seventy-four thousand, two hundred reais and seventy-nine cents), including the amount related to the employee and retiree offer;

III.  In case of sale of the CELG D shares solely owned by Eletrobras, the minimum price of each CELG D share for the purposes of disposal of the respective shares by Eletrobras will be approximately R$ 18.63 (eighteen reais and sixty-three cents), provided that the following conditions are met:

a. 75,355,789 (seventy-five million, three hundred and fifty-five thousand, seven hundred and eighty-nine) CELG D common shares owned by Eletrobras should be offered, which amounts to a lot of R$ 1,403,904,334.73 (one billion, four hundred and three million, nine hundred and four thousand, three hundred and thirty-four reais and seventy three cents); and

b. 1,405,478 (one million, four hundred and five thousand, four hundred and seventy-eight) common shares issued by CELG D will be offered to CELG D employees and retirees, corresponding to approximately 0.93% (zero point ninety-three percent) shares representative of CELG D total and voting social capital owned by Eletrobras, at the price of R$ 16.77 29 (sixteen reais and seventy-seven cents) per share, which adds up to the total amount of R$ 23,569,866.06 (twenty-three million, five hundred and sixty-nine thousand, eight hundred and sixty-six reais and six cents).

IV. In the event that Celgpar decides to sell all the shares held jointly with Eletrobras, the minimum price of each CELG D share owned by Eletrobras and Celgpar for the disposal of the respective shares will be approximately R$ 18.69 (eighteen reais and sixty-nine cents), totaling a lot of R$ 2,671,672,506.21 (two billion, six hundred and seventy-one million, six hundred and seventy-two thousand, five hundred and six reais and twenty-one cents), provided that the following conditions are met:

a. In this case, the price of each CELG D share under the CELG D employee and retiree offer will be R$ 16.82 (sixteen reais and eighty-two cents), which amounts to the total of R$ 129,112,456.14 (one hundred and twenty-nine million, one hundred and twelve thousand, four hundred and fifty-six reais and fourteen cents) with the discount of approximately 10% (ten percent) in relation to the minimum price already included; and

b. If all CELG D shares owned by Celgpar are not offered, the predicted values in this item must be revised in proportion to the shares actually offered in the CELG D privatization tender in order to ensure Eletrobras the total set price (R$ 1,427,474,200.79).

V.   The remains of the second offer to CELG D employees and retirees should be acquired by the winner(s) of the event, at the same price of the CELG D employee and retiree offering value and no later than sixty (60) days from the date of financial liquidation of the second offer to CELG D employees and retirees;

VI. In the CELG D privatization tender it should be clear if Celgpar will attend the CELG D privatization auction and its share volume;

VII. The payment of the auctioned CELG D shares will be in cash and in the country's currency;

VIII. The financial liquidation of the disposal of shares issued by CELG D and the transfer of ownership of those shares to the winning buyer will be subject to approval by ANEEL and CADE;

 29 The mentioned price of each share was calculated after applying the discount of approximately 10% (ten percent) in relation to the respective minimum price.

IX. Data room opening prior to the announcement of the tender.

2.2 Description of the transaction and shareholding diagram of the interest to be sold

According to PND legislation, Eletrobras deposited all the shares issued by CELG D of its ownership in the National Privatization Fund ("FND"), as in Appendix 11. Even assuming Celgpar exercises its right to jointly dispose of the shares as provided in the concluded Pre-Contract Agreement, object of the 161th Extraordinary General Meeting of Eletrobras, Eletrobras shall sell all of its shares in CELG D. The following diagrams illustrate the current situation and the situation after the sale of CELG D shares.

CELG D and Celgpar: Pre-transaction situation

CELG D and Celgpar: Post-transaction situation 30

The following actions should be carried out during the privatization process: (i) the sale of CELG D control through a public auction (bidding method), in the form ofthe higher economic tender bid ("Auction"); and (ii) the conclusion of the Purchase and Sale Contract of CELG D Shares (hereinafter "Purchase and Sale Contract"), between Eletrobras, and as appropriate, Celgpar, as seller, the auction winner and other intervening parties.

30 The amount allocated to employees and retirees may vary depending on their membership, while private entities may purchase the remaining.

The auction will be promoted by BM&FBOVESPA. The winner of the event will be the company that offers the highest price. This provision aims atgetting the maximum value out of the transaction while preserving a minimum value, in line with the interests of Eletrobras shareholders.

The conditions and procedures for the participation in the auction shall be set in the sale tender, which will include information about: (i) due diligence activities (conditions for access and consultation of the CELG D information and Disposal Process); (ii) Qualification (requirements and procedures for legal, economic and financial qualification); (iii) tax compliance; (iv) proposal guarantees; (v) formalization of the disposal; (vi) payment of the selling price; (vii) acquiring rights; and (viii) other matters related to the transaction, all in line with the guidelines approved by CND.

2.3. Costs incurred in the Privatization Process

BNDES, through Decree No. 8449 of May 13, 2015 (Appendix 12) has been designated as the entity in charge of hiring the services and providing the necessary technical support for the implementation of the CELG D privatization. In addition, according to Law No. 9491/1997, BNDES is the FND manager.

2.3.1 Reimbursement of costs incurred by BNDES in the CELG D privatization

Decree No. 2594 of May 15, 1998, which regulates Law No. 9491/1997 determines that, subject to the rules approved by CND, the expenses on outsourced services, incurred by the direct or indirect managemententity responsible for the implementation and monitoring of the privatization process, shall be reimbursed by the holder of the Share Deposit Receipts ("RDA") (in this case, Eletrobras).

On July 9, 2015, CND, through Resolution No. 7 (Appendix 13), authorized BNDES to: (i) conduct a bidding process via electronic trading method aiming to hire independent external audit service for the CELG D privatization process; and (ii) directly hire the International Finance Corporation ("IFC") for the provision of the CELG D privatization structuring service.

In case of completion of the disposal of shares and financial liquidation in an amount higher than the costs incurred with the privatization, the reimbursement will take place after the liquidation, with the net amount minus costs incurred with the share disposal process being transferred to Eletrobras.

If there is no disposal of shares or it is insufficient for the purposes of reimbursement of the costs incurred with the process, the method of compensation by Eletrobras to BNDES for the expenses incurred in the hiring of services necessary for the CELG D privatization is planned and agreed on.

Theexpenses being reimbursed to BNDES are estimated atR$ 12,365,440.00 (twelve million, three hundred and sixty-five thousand, four hundred and forty reais), as detailed in the following table, but may be altered due the complexity of the process:

SERVICES	PRICE ESTIMATE
Privatization structuring service	R$ 10,600,000.00
Process external audit service	R$ 765,440.00
Bovespa hiring service	R$ 600,000.00
Privatization advertising service	R$ 400,000.00
TOTAL	R$ 12,365,440.00

IFC was hired by BNDES for the privatization structuring service on July 17, 2015, in the amount of up to R$ 10.6 million.

IFC led the CELG D privatization model proposal, which includes the results of technical, financial and legal due diligence, carried out by Quantum do Brazil Ltda. ("Quantum"), Ernst & Young ("EY") and Pinheiro Neto Advogados ("PNA"), respectively; while economic and financial assessment were performed independently by EY and Accenture 31.

2.3.2 BNDES Compensation

In accordance with Article 25 of Decree No. 2594/1998, for the performance of the role of administrator, BNDES, FND manager, shall be entitled to a compensation of 0.2% (zero point two percent) of the net value determined in the disposal of shares, minus the expenses incurred with third parties to cover its operating costs.

The compensation of BNDES, FND manager, shall be paid after the financial liquidation of the disposed shares. If there is no disposal, no compensation is due, justthe reimbursement of costs incurred in the process, as mentioned in item 2.3.1 above.

2.4 Establishment of the Minimum Price

The minimum price was set by CND. The calculation of the minimum price resulted from two (2) CELG D financial and economic assessments, according to the net present value (hereinafter "NPV") criterion, based on the financial statements of June 30, 2015, in order to set the fair value of the price per common share issued by CELG D and hence the value of shares being sold by Eletrobras, equivalent to 50.93% (fifty point ninety-three percent) of the capital of CELG D, pursuant to Article 256, Paragraph 1, of Law 6404/76.

According to current law, the minimum price setting also considered the market research with potential stakeholders, the macroeconomic and electricity industry scenario, the attractiveness of the concession, the performance of similar companies, the alienated percentage and the transaction value, among others.

NPV is a cash flow analysis technique that consists in calculating the net present value of future cash flows applying a discount rate. We used the Free Cash Flow to the Firm (the "FCFF"), which presents the cash flow of the company available for creditors and shareholders.

The preparation of financial economic assessments followed the following structure: IFC led and coordinated the assessment process assisted by (i) Quantum, specialized in the electricity segment, which prepared the CELG D operational estimates, including market forecasts, operating income and costs and future investments, and from these operating estimates, financial consulting services; (ii) Ernst & Young and (iii) Accenture developed independent assessments from non-operating and financial assumptions. The results of the accounting and legal measures were also considered in the assessments.

The financial assessmentscarried out by two (2) hired consultants were based on a 30-year period, i.e. 2015 to 2045.

 31 Quantum developed the operational projections used in both financial and economic assessments.

It bears noticing that, in order to calculate the Minimum Price, the consultants have taken as premise the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182/2015, November 3, 2015, which requires prior consent by ANEEL.

2.4.1. NPV analysis

From the two (2) financial and economic assessments, Ernst & Young calculated that the NPV of CELG D, before the debt,wasR$ 5.042 billion (five billion and forty-two million), while Accenture calculated that the NPV of CELG D wasR$ 5.427 billion (five billion, four hundred and twenty-seven million). Deducting the debt owed to CELG D creditors, and taking non-operating assets and liabilities and other contingencies into account, the market value calculated by Ernst & Young and Accenture is, respectively, R$ 2,753,291,921.96 (two billion, seven hundred and fifty-three million,two hundred and ninety-one thousand, nine hundred and twenty-one reais and ninety-six cents) and R$ 2,852,058,143.45 (two billion, eight hundred and fifty-two million, fifty-eight thousand, one hundred and forty-three reais and forty-five cents).

The price set for the disposal of shares was equivalent to the average of the two (2) financial and economic assessments of the two (2) hired consultants, namely Ernst & Young and Accenture. Therefore, the average of the two (2) assessments wasR$ 2,802,675,032.70 (two billion, eight hundred and two million, six hundred and seventy-five thousand, thirty-two reais and seventy cents).

This value includes all the CELG D common shares. If approved at the Shareholders' Meeting, Eletrobras will liquidate its entire interest, i.e. 50.93% (fifty point ninety-three per cent) of those shares and, therefore, the minimum amount to be paid for the shares held by Eletrobras will beR$ 1,427,474,200.79.

Pursuant to Law No. 9491/97, and in line with the power of attorney issued by Eletrobras to BNDES, it is up to the FND manager to receive the proceeds from the disposal of CELG D shares, transferring the net value of the transaction to the National Treasury and then to Eletrobras, minuscosts incurred in the privatization process, detailed in section 2.3 of this document. As set forth in Article 13 of that Law, the proceeds from the disposal will primarily be used to settleFederal Government debts. It should also be mentioned that the availability of such funds to Eletrobras will occur through National Treasury notes or credits 32.

CELG D cash flow projections in the financial economic assessments take the extension of the CELG D concession under consideration and include the CELG D debt renegotiation with Itaipu Binacional, considering the dollar exchange rate of January 2, 2015, and Selic adjustment, by virtue of Law No. 13182/2015, instead of the original contracted terms (dollar plus interest of 12% pa).

2.4.2 Analysis of Financial Statements

 32 Law No. 9491/97- Article 13. Subject to legal privileges, the holder of the proceeds from the sale of shares or assets should use them primarily for the settlement of its due and falling debt to the Federal Government.

§ 1. After the settlements referred to in the caput of this article, the balance of funds should be exchanged by National Treasury Notes or securitized credits, whose characteristics and prerogatives shall be set by decree.

As mentioned elsewhere, IFC subcontracted Ernst & Young to perform the accounting and tax due diligence (Appendix 14).

The accounting and tax due diligence aimed at assessing and, where necessary, proposing adjustments to CELG D assets and liabilities recorded in the company's Financial Statements for the period of June 30, 2015.

2.4.3 Operational Projections

Operating and financial projections used in the financial and economic assessments were developed from a combination of several elements: (i) CELG D operational and financial historical data; (ii) CELG D projections; (iii) national and regional macroeconomic and demographic data on the market; and (iv) data of similar companies in the electricity distribution sector.

Operating projections used in financial and economic assessments were developed by Quantum do Brazil Ltda. The company was responsible for estimating the demand for electricity of CELG D in the period between 2015 and 2045, and, based on these statements, projecting CELG Doperating revenues and expenses and the investments needed to meet the estimated demand while complying withthe quality standards required by ANEEL.

The financial and economic assessments include three (3) projected scenarios whose difference lies in the market growth and future investment projection 33.

A breakdown of the operating projections can be found in Appendix 15, Projection Report.

2.4.4 Financial Projections

Financial and economic assessments, including operating factors not projected by Quantum (working capital, loan losses and capital structure), non-operating factors (debt and non-operating asset/liability balance) and financial factors (beta, risk-free rate, risk premium and third-party and equity capital costs), that impact CELG D cash flow, were prepared from the operating scenarios established for the valuation of CELG D that projected the market and CELG D future investments, as well as the operating factors discussed above (revenue, operating costs and expenses and time adequacy of quality/cost indicators).

The value of CELG D in each of the three (3) scenarios presented was calculated using theCompany’s Free Cash Flow deducted by the weighted average cost of capital (hereinafter "WACC"). Each financial advisor set an optimal capital structure and calculated the WACC.

The value of CELG D, obtained through previously detailed projections, was used to preparean analysis based on market multiples, which consists of comparing the resulting value of the

33 (I) Base Scenario, market growth projected using the Goiás GDP until 2019, and the Brazilian GDP in the following years. In this scenario, the new concessionaire makes the necessary investments to improve service indicators in five years;

(II) Three-Year Scenario, market growth identical to the Base Scenario and advanced investments to meet the quality limits over the first three years, reducing fines and capturing part of these investments in the pricing review of 2017; and

(III) Goiás GDP Scenario, which considers the Goiás GDP to project market growth and, due to the larger market, has higher long-term investments.

ratio between the value of CELG D and its respective net operating revenues and the resulting values of the same ratio (corporate value/net operating revenue) of similar public companies.

Accenture Results

For thecalculation of CELG D market value in each analyzed scenario,there were added values calculated by FCFFof the compensation of unredeemed regulatory assets at the end of the concession deducted by the nominal WACC of 10.04% and the amount of cash at the base date of the assessment; debts were subtracted, and non-operating assets and liabilities were adjusted at the base date of the assessment. In order to calculate the final value of CELG D, a weighted average 34 of the values found in each scenario was determined from the probability of occurrence of each of them.

Accenture (in R$ Million)	3 years	Base (5 years)	Goiás GDP
Corporate Value	5,441	5,364	5,476
Market value	2,866	2,789	2,901

The final market value calculated by Accenture is R$ 2,852 million.

Ernst & Young Results

The FCFF NPV added to the NPV of the unredeemed regulatory asset compensation at the end of the concession are deducted by the nominal WACC of 10.79% resulting in the value of CELG D (operating value), which is adjusted on the basis of CELG D non-operating assets and liabilities and tax benefits arising from accumulated losses, in order to calculate the market value.

Ernst & Young	3 years	Base (5 years)	Goiás GDP
Corporate Value	5,057	5,042	5,136
Market value	2,768	2,753	2,847

The final Market Value chosen by E&Y was the basic scenario’s, R$ 2,753 million.

The economic and financial assessments are available in Appendix 16 of this report.

2.5 Technical Diagnostic

To perform CELG D technical and operational due diligence, IFC was supported by Quantum do Brazil Ltda, an expert on public service regulation. The final report of Quantum (Appendix 17) includesanalysis of the consumer market, infrastructure, operation, and results achieved in regard to operating efficiency and service quality.

34 5-year scenario (33.34%) and 3-year and Goiás GDP scenarios (33.33%).

2.6 Litigation and FUNAC

The Contribution Fund to CELG D, called FUNAC, was created by Law No. 17555/2012 of the State of Goiás and regulated by Decree No. 7732/2012. FUNAC aims to collect and allocate financial funds through contributions by the State of Goiás and CELG D contingent assets, for the due fulfilment of the obligations originated from CELG D legal, administrative, and litigation liabilities, not yet carried, arising from rulings of administrative authorities for which there are no more funds, final judicial decisions and/or judicial or extrajudicial agreements judicially approved, whose triggering events occurred until the date of acquisition, by Eletrobras, of the majority of CELG D common shares with voting rights. The State of Goiás contractually undertook, through the Purchase and Sale Commitment concluded with Eletrobras, to keep FUNAC and guarantee its obligations for a period of thirty (30) years, even if Eletrobras transfers CELG D control to third parties (Clause 13.1).

The existence of FUNAC was a relevant matter at the time of acquisition, by Eletrobras, of the majority of CELG D common shares with voting rights, as clarified in the explanatory document to the shareholders at the time and the content of the Management Proposal related to the 161th Extraordinary General Meeting of Eletrobras,being important to mention, at this point, all factors and risks disclosed by Eletrobras at the time of the 161th Extraordinary General Meeting.

Legal due diligence (Appendix 18) devotes an exclusive section to FUNAC, which has great relevance for CELG D and the disposal of the shares.

2.7 Constraints to the completion of the Operation

The following are constrains to the completion of the disposal operation of CELG D shares:

(i) Approval of the operation 35 by the Shareholders’ Meeting of Eletrobras, in accordance with Article 41, I, of Eletrobras Bylaws, under conditions approved by CND Resolution No. 11;

(ii) Submission to the Federal Court of Audit (hereinafter "TCU") of the documents provided for in Instruction No. 27/1998 of TCU, and approval of the operation by the TCU;

(iii) Publication of the Auction Notice 36 in accordance with Article 11 of Law No. 9491/1997, Article 28, paragraph 4 of Decree No. 2594/1998 and Law No. 8666/1993;

(iv) Execution of the Auction 37, under CND Resolution No. 11 and in accordance with the approval by the General Assembly of Eletrobras and the TCU; approval of the results of the Auction; and award of the Auction object by the Ministry of Mines and Energy, pursuant to Law No. 8666/1993;

(v) Attainment of governmental and regulatory approvals necessary for the acquisition, by the winning bidder, of the shareholding control of CELG-D, namely of: (i) the Administrative Council for Economic Defense (hereinafter "CADE"), pursuant to Law No. 12529/2011; and (ii) ANEEL, pursuant to Law No. 8987/1995 and ANEEL Resolution No. 484/2012;

35 Privatization of CELG D Distribuição S.A.

36 Privatization Auction Notice

37 Privatization Auction in accordance with Laws No. 9491 of 1997, and No. 8666 of 1993.

(vi) Conclusion of the Purchase and Sale Contract of CELG D Shares, payment of the price by the winning bidder and transfer of shares in the respective corporate books of CELG D;

(vii) Completion of the offering of shares to CELG D employees and retirees, in accordance with Law No. 9491/1997 and CND Resolution No. 11; and

(viii) After the transfer of shares, submission of the documents provided for in Article 27 of Law No. 8987/1995 and ANEEL Resolution No. 484/2012 to ANEEL and conclusion of the Amendment; and

(ix) approval by ANEEL of the renegotiation of the CELG D Debt, as provided for in Article 11 of Law 13.182/2015, November 3, 2015, taking into account that the Minimum Price that is the object of Resolution CND No. 11 recognizes such a positive impact. In the event that ANEEL does not approve the renegotiation, this will result in reassessment of the Minimum Price as well as in new approvals by the government, the regulatory bodies and the decision-making instances of Eletrobras.

2.7.1. Necessary government approvals

In addition to the regulatory constraints to the operation referred to above, we emphasize that the operation depends on the approval of the Federal Audit Court. In line with Normative Instruction No. 27 of December 2, 1998, the TCU will perform the process supervision, with the Ministry of Mines and Energy needing to send documentation to this body 38 in order to conclude the proceedings. Therefore, considering the period of notice, the 164th Extraordinary General Meeting shall take place after the deadlines for the submission of these documents to the TCU. Finally, it is necessary for the TCU to approve the operation before the Ministry of Mines and Energy publishes the auction notice.

2.8 Offer of shares to employees and retirees

The sale of shares to employees and retirees is based on two scenarios approved by CND. In the first scenario, Eletrobras will offer 10% (ten percent) of its shares, provided that there is a joint selling with CELGPAR. In the second scenario, if CELGPAR does not exercise its joint selling right, Eletrobras will offer 0.93% 39 (zero point ninety-three percent) of its shares to employees and retirees, in compliance with the applicable law, thus guarantying the sale of CELG D control.

38 Documents to be sent to the TCU:

a) Report of economic and financial assessment services and preparation and implementation of the privatization process;

b) Third-party evaluator report referred to in § 2 of Article 31 of Decree No. 2594/98, if any;

a) Report containing the date, amount, conditions and manner of implementation of securities and payment methods, from the legal privatization authorization, for the financial recovery of the company or institution;

c) Report containing the date, amount, conditions, manner of implementation, securities and payment methods, from the legal privatization authorization, for financial investments or investments of any kind undertaken in the company by federal public administration bodies or entities or controlled by it, directly or indirectly;

d) Report containing the date, amount, conditions and form of implementation of waiver of rights, from the legal authorization of the company’s privatization, concerning a private entity or individual, the amount of which exceeding 1% (one percent) of the equity;

e) Proposal and setting of a minimum selling price, along with the respective rationale;

f) Copy of the minutes of the shareholders' meeting that approved the minimum sale price;

g) Privatization notice.

39 There will be a total of 1,405,478 shares offered to employees. Eletrobras sells 75,355,789 shares, 50% of the shares + 1 share to ensure the control sale.

The reduction of the minimum percentage referred to in the sole paragraph of Article 28 of Law No. 9491/97, as provided for in the caput, is necessary and justified to allow the transfer of CELG D control to the private sector in caseCELGPARdoes not dispose of its shares.

The total number of shares to be offered to employees and retirees will be divided equally to all deemed eligible.

The remains of the offer may be acquired by employees and retirees who have expressly made the reservation in the first offer, limited to twice the amount acquired in the first offer.

The remains of the second offer to employees and retirees should be acquired by the winner(s) of the event, at the price of the offering to CELG D employees and retirees and no later than sixty (60) days from the settlement date of the second offer to CELG D employees and retirees.

The employee or retiree may only dispose of the acquired shares after a period of three (3) years from the date of the conclusion of the Share Purchase and Sale Contract.

The privatization notice should establish the obligation of the winner(s) of the eventto repurchase all CELG D shares acquired by employees and/or retirees who wish to dispose of such shares at the minimum price for the disposal of control, duly updated by the positive variation of the National Wide Consumer Price Index (IPCA), with additional compensation of 8% (eight percent) per year, in casethe opening of CELG D capital and the listing of its shares does not occur within three (3) years from the date of conclusion of the Share Purchase and Sale Contract.

2.9 Analysis of the benefits, costs and risks of the disposal transaction of CELG D shares

2.9.1 Benefits:

• The disposal of CELG D shares will result in the adoption, by CELG D, of a legal status similar to that of other non-state actors operating in the sector, enabling significant operating gains;

• It eliminates the need for contributions from existing shareholders in order to make investments and cover possible cash deficits, and enables Eletrobras to realize the value already invested in the acquisition of the shares.

• The restructuring of CELG D, leading a private shareholder to control the company, will be beneficial to Eletrobras, which may focus its investments and efforts in the areas of generation and transmission, which are the main activities of the Company;

• Capital gain, as Eletrobras acquired the shares at a lower price;

• It avoids the need for capitalization by the shareholders in order to comply with the financial sustainability goals imposed by ANEEL for the extension of the concession and investments in the expansion and improvement of service quality.

2.9.2. Risks:

• Unsuccessful sale of shares or cancellation of the Auction, due to several factors, namely because of legal, political, economic and financial, regulatory, governmental or administrative restraints;

• Lack of investors/companies interested in buying;

• Need of approval by ANEEL of the debt renegotiation of CELG D with Itaipu Binacional, using the dollar exchange rate of January 2, 2015, and Selic adjustment, pursuant to Law No. 13182/2015 40;

• Low competitiveness in the auction due to the current economic situation of the country; and

• Changing of the minimum conditions for disposal by the TCU.

2.10. Conclusion of the administrators

Taking all that was mentioned in this Chapter 2 under consideration, provided that all the risks and the conditioning factors set forth in this Management Proposal are taken into account, Management believes that the disposal of CELG D shares is in line with the goal it set since the acquisition of the shareholding interest in CELG D, with the possibility of generating gain for Eletrobras, since it acquired the shares at a value below the Minimum Price for this proposed sale. In addition, CELG D sale eliminates the need for contributions from existing shareholders in order to make investments and cover possible cash deficits that will be needed to meet the quality and economic and financial sustainability goals imposed by ANEEL for the extension of the concession, if it is approved by the General Shareholders' Meeting of Eletrobras.

In the face of all the above, the main aspects of the extension of the Distribution Companies’ concession and the CELG D shareholding control disposal operation are fully explained above, and will be detailed in the Appendices to this Management Proposal.

Rio de Janeiro, November 26, 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

40 Law No. 13182/2015 - Article 11. Law No. 9491, of September 9, 1997, takes effect with the following changes: "Article 6 (...)

§ 10. The National Electric Energy Agency (ANEEL) is authorized to agree with the renegotiation, which will generate potential benefits to the provision of electricity distribution public service, of foreign currency industry debt, involving the companies included in the National Privatization Program (PND), so that it is converted into national currency, with a monthly compensation for the Special Clearance and Escrow System (SELIC) fee variation and a maximum deadline of one hundred and twenty months given grace periods and amortization.

§ 11. The first working day of the year in which the company was included in the PND will be considered the date of the renegotiation referred to in § 10."

APPENDICES - List of Documents Made Available to Shareholders

All documents relating to the matter to be discussed by the 164th Annual General Meeting are available to shareholders on the Company's website (http://www.eletrobras.com/elb/age/) as listed below:

1.   Decree No. 8461 of June 2, 2015;

2.   MME - Economic Advisers’ Circular Letter No. 3/2015;

3.   ANEEL - Order No. 3540 of October 20, 2015;

4.   Draft Amendment to the Distribution Concession Contract;

5.   ANEEL’s Technical NotesNo. 335/2015 and 175/2015;

6.   Distribution Companies’ Technical Notes;

7.   Distribution Companies’ Decision of Approval of the Concession Extension;

8.   Technical Notes of the Distribution Board of Eletrobras - No. DD 002/2015 and No. 003/2015;

9.   PGG Memorandum No. 154/2015 - Analysis of Governance Issues;

10. CND - Resolution No. 011 of November 18, 2015 - Minimum Price;

11. BNDES - Share Deposit Receipt No. 01/2015 of May 19, 2015;

12. Decree No. 8449 of May 13, 2015 - Included in the PND;

13. CND - Resolution No. 7 of 07/09/2015 - IFC Hiring;

14. CELG D Accounting and Fiscal Due Diligence;

15. CELG D Operating Projection Report;

16. CELG D Economic and Financial Assessments;

17. CELG D Technical and Operating Due Diligence;

18. CELG D Legal Due Diligence;

19. Appendix 21 of CVM Instruction No. 481/2009;

20. Analysis of Article 8 of CVM Instruction No. 481/2009;

21. Opinion of Eletrobras Legal Superintendence;

22. Eletrobras Financial Technical Notes GDF/DFN No. 001/2015, GDF/DFN No. 002/2015 and GDF/DFN No. 003/2015.

The Company, through its Department of Investor Relations, is at your disposal for further information about the 164th Shareholders’ Meeting at (55) (21) 2514-6333 or (55) (21) 2514-6331 and invest@eletrobras.com.

Rio de Janeiro, November 26, 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.